Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP REPORTS FINANCIAL AND OPERATING RESULTS
FOR THE SECOND QUARTER OF FISCAL 2013

VANCOUVER, British Columbia – November 13, 2012 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) today reported its unaudited financial and operating results for the second quarter ended September 30, 2012 (“Q2 2013”).

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company's website at www.silvercorp.ca. All figures are in United States dollars unless otherwise stated.

SECOND QUARTER HIGHLIGHTS

  Silver production of 1.3 million ounces;

  Gold production of 2,481 ounces;

  Sales of $45.2 million;

  Net income of $9.5 million, or $0.06 per share;

  Cash flow from operations of $23.9 million, or $0.14 per share;

  Cash costs of negative $0.74 per ounce of silver at the Ying Mining District;

  Payment of $4.2 million, or CAD$0.025 per share, in quarterly dividends to shareholders.

FINANCIALS

In Q2 2013, the Company recorded net income attributable to equity holders of the Company of $9.5 million or $0.06 per share, compared to $18.5 million or $0.11 per share, in the quarter ended September 30, 2011 (“Q2 2012”). The decrease compared to prior year was primarily due to lower sales and higher production costs as well as fluctuations in foreign currency.

In Q2 2013, the Company recorded sales of $45.2 million, compared to $62.1 million in Q2 2012. This decrease was due to a lower silver price, which was $30.50 per ounce in Q2 2013, a decrease of 24% compared to $40.13 per ounce in Q2 2012. During the quarter, the Company sold 1.3 million ounces of silver, comparable to the 1.4 million ounces of silver sold in Q2 2012.

Cost of sales in Q2 2013 was $16.4 million, an increase of 14%, compared to $14.4 million in Q2 2012. The cost of sales included cash costs of $13.7 million compared to $11.4 million in Q2 2012. The increase in cost of sales was due to more ore being mined and processed along with a higher production cost per tonne. In Q2 2013, ore production increased by 16% to 240,447 tonnes, while overall production costs increased by 8% to $80 per tonne from $74 per tonne in Q2 2012.

Gross profit margin in Q2 2013 was 64%, compared to 77% in Q2 2012.

Cash flow from operations in Q2 2013 was $23.9 million or $0.14 per share, compared to $35.2 million, or $0.20 per share, in Q2 2012.

Comparing this quarter to the first quarter Fiscal 2013, net income increased $3.4 million or 55%. This increase was attributable to a decrease in overall production costs from $85 per tonne in the prior quarter to $80 per tonne in Q2 2013. As such, the gross profit margin for this quarter improved to 64% compared to 57% in the previous quarter.

For the six months ended September 30, 2012, net income was $15.6 million or $0.09 per share compared to $44.1 million or $0.25 per share, in the same prior year period. During the same comparative periods, sales were $89.8 million compared to $131.8 million, cost of sales were $35.4 million compared to $28.5 million, which resulted in gross profit margins of 61% compared to 78%. Cash flow from operations was $43.2 million compared to $69.1 million over the same periods.

OPERATIONS

On a consolidated basis, in Q2 2013, the Company produced 1.3 million ounces of silver, 2,481 ounces of gold, 13.9 million pounds of lead and 3.5 million pounds of zinc, compared to 1.4 million ounces of silver, 2,516 ounces of gold, 16.5 million pounds of lead and 3.2 million pounds of zinc in Q2 2012.

Compared to production reported for the first quarter of Fiscal 2013, the Company produced an additional 117,000 ounces of silver in Q2 2013. This increase is attributable to a 15% increase in ore mined and processed during the quarter.

As at September 30, 2012, inventory of 480 tonnes of direct smelting ore and 100 tonnes of lead concentrate remains on hand at the Ying Mining District, which is approximately 55,000 ounces of silver produced but not sold.

For the six months ended September 30, 2012, on a consolidated basis, the Company produced 2.5 million ounces of silver, 5,134 ounces of gold, 27.6 million pounds of lead and 6.5 million pounds of zinc, compared to 3.0 million ounces of silver, 3,905 ounces of gold, 37.1 million pounds of lead and 7.3 million pounds of zinc, respectively, in the same prior year period.

1.	Ying Mining District, Henan Province, China

In Q2 2013, the Company mined 205,811 tonnes of ore at the Ying Mining District, an increase of 13%, compared to 182,542 tonnes in Q2 2012. During the quarter, metal production totaled 1.3 million ounces of silver, 1,238 ounces of gold, 13.4 million pounds of lead and 3.4 million pounds of zinc, compared to 1.4 million ounces of silver, 903 ounces of gold, 16.5 million pounds of lead and 3.2 million pounds of zinc in Q2 2012. Compared with metal production in first quarter of Fiscal 2013, there has been a 9% increase in silver production attributable to a 9% increase in ore processed. Grades were 224 grams per tonne (“g/t”) for silver, 3.4% for lead and 1.2% for zinc, compared to 271 g/t for silver, 4.6% for lead and 1.2% for zinc in the same quarter last year.

Compared to Q2 2012, production from HPG, TLP, and LM satellite mines in this quarter increased by 10% and represent 43% of total production at the Ying Mining District compared to 33% in the prior year. The reduction in production from the SGX mine was a result of mechanical problems with one of the shafts which impacted production for 20 days during the quarter. This shaft is fully operational again but as a result of this issue, the Ying Mining District realized lower overall grades in this quarter.

In Q2 2013, total and cash mining costs per tonne were $62.56 and $53.27 respectively compared to $57.23 and $45.74 respectively in Q2 2012. The increase in cash mining costs was due to the following: (i) an increase in labour costs for both the Company’s employees as well as those of its mining contractors of approximately $3.80 per tonne, (ii) an increase in mining administration and preparation costs of $2.00 per tonne and (ii) the impact of US dollar depreciation versus the Chinese RMB of approximately $1.00 per tonne. Compared to the first quarter of Fiscal 2013, total and cash mining costs decreased by 9% and 4%, respectively.

For the six months ended September 30, 2012, the Company mined 386,829 tonnes of ore at the Ying Mining District, resulting in metal production of 2.5 million ounces of silver, 2,067 ounces of gold, 27.1 million pounds of lead and 6.4 million pounds of zinc, compared to 352,747 tonnes with metal production of 3.0 million ounces of silver, 1,703 ounces of gold, 37.1 million pounds of lead and 7.3 million pounds of zinc in the same prior year period. Grades were 226 g/t for silver, 3.5% for lead, and 1.2% for zinc compared to 287 g/t for silver, 5.0% for lead and 1.4% for zinc, over the same period.

In Q2 2013, a total of 203,170 tonnes of ore were milled, an increase of 13% compared to 180,164 tonnes in Q2 2012. The cash milling cost per tonne decreased to $12.12 from $13.48 in Q2 2012, attributable to the increased tonnage milled. For the six months ended September 30, 2012, a total of 389,625 tonnes of ore were milled compared to 355,091 tonnes in the same prior year period. Over the same period, cash milling cost per tonne were $13.10 compared to $12.78.

Total and cash costs per ounce of silver in Q2 2013 for the Ying Mining District were $1.05 and negative $0.74, compared to negative $2.74 and negative $4.55, respectively in Q2 2012. Compared with first quarter Fiscal 2013, total and cash costs per ounce of silver decreased $1.44 and $0.90 respectively, due to lower overall production costs in Q2 2013.

For the six months ended September 30, 2012, total and cash costs per ounce of silver were $1.75 and negative $0.31 compared to negative $3.75 and negative $5.39, respectively, in the same prior year period.

The operational results for the past five quarters at the Ying Mining District are summarized in the table below:

Quarterly opertional results - Ying Mining District
	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012
	30-Sep-12	30-Jun-12	31-Mar-12	31-Dec-11	30-Sep-11
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,442	2,250	2,761	4,151	2,579
Stockpiled Ore (tonne)	203,369	178,768	132,986	169,926	179,963
	205,811	181,018	135,747	174,077	182,542
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,442	2,250	2,761	4,151	2,579
Ore Milled (tonne)	200,728	184,205	133,848	171,243	177,586
	203,170	186,455	136,609	175,394	180,165
Metal Sales
Silver (in thousands of ounces)	1,277	1,223	1,082	1,542	1,396
Gold (in thousands of ounces)	1.3	0.8	1.0	1	0.9
Lead (in thousands of pounds)	13,403	13,713	14,668	20,551	16,520
Zinc (in thousands of pounds)	3,412	2,974	2,637	3,525	3,236
Head Grade of Run of Mine Ore
Silver (gram/tonne)	224	227	275	296	271
Lead (%)	3.4	3.6	5.2	5.5	4.6
Zinc (%)	1.2	1.1	1.4	1.4	1.2
Recovery Rate of Run of Mine Ore
Silver (%)	92.7	91.7	93.2	93.3	92.9
Lead (%)	94.3	94	96.4	96.4	95.5
Zinc (%)	69.6	63	64.6	67.7	70.8
Cash Mining Cost ($ per tonne)	53.27	55.47	57.62	55.92	45.74
Total Mining Costs($ per tonne)	62.56	69.02	73.52	70.23	57.23
Cash Milling Cost ($ per tonne)	12.12	14.17	16.84	14.76	13.48
Total Milling Cost ($ per tonne)	13.84	16.05	19.4	16.42	15.03
Cash Cost per Ounce of Silver ($)	(0.74)	0.16	(4.22)	(4.64)	(4.55)
Total Production Cost per Ounce of Silver ($)	1.05	2.49	(1.84)	(2.67)	(2.74)

2.	BYP Mine, Hunan Province, China

In Q2 2013, the Company mined 26,641 tonnes of ore at the BYP mine with gold head grade of 3.3 g/t compared to 24,754 tonnes with gold head grade of 3.3 g/t in Q2 2012. During the quarter, 1,212 ounces of gold was sold at a cash cost per ounce of gold of $361 compared to 1,613 ounces of gold sold at cash cost per ounce of gold of $276 in the same prior year period.

DEVELOPMENT AND EXPLORATION

1.	Ying Mining District, Henan Province, China

SGX (Ying) Mine

As at the end of Q2 2013, the Company had completed a total of 1,407 metres (“m”) of development work for a 5,200m ramp at the SGX mine, making construction of the ramp now 27% complete. The ramp is designed to follow the main S7-1 vein from the 450m elevation to the 150m elevation and then bottom at the zero metre elevation, where it will be connected to three existing vertical blind shafts. Silvercorp expects to complete construction of the ramp in calendar 2015 but as construction progresses the ramp is expected to increase production capacity at the SGX mine with effect from the second quarter of Fiscal 2014.

In Q2 2013, the Company also developed 7,300m of horizontal tunnels and completed 15,000m of underground drilling at the SGX mine.

To support the ongoing expansion work at SGX, the Company has also commenced construction of a new 5,000m2 facility which will include offices and dormitories.

LM Mine and LM Mine West

During the second quarter of Fiscal 2013 tunnel development on five mining levels at the LM mine continued and two new stopes along the 750m elevation commenced production which contributed to the increase in ore mined during the quarter.

At LM Mine West (“LM West”), the construction of Shaft 969 was completed during the quarter and preparation for tunnel development work is underway. It is expected that Shaft 969 will become operational during the third quarter of Fiscal 2013 and will start to produce ore during the third quarter of Fiscal 2014.

In addition, the Company completed a total of 1,084m of the development work of a 4,800m access ramp at LM West in Q2 2013. The access ramp has already been connected to existing tunnels at LM West and this has vastly improved the tunnels’ ventilation and hauling capacity. It is expected that this new access ramp will contribute to an increase in production by first quarter of Fiscal 2014.

Once Shaft 969, the access ramp and all the mining levels are completed down to the 500m elevation at LM West in Fiscal 2015, the combined production capacity of the two mines is expected to be 300,000 tonnes of ore per year. In order to support the expected growth in operations at the LM Mine and LM West, the Company has commenced construction of a 3,000m2 facility which will include offices and a dormitory.

In Q2 2013, the Company also developed 5,000m of decline and horizontal tunnels and completed 12,500m of underground drilling at the LM Mine and LM West.

TLP Mine

In Q2 2013, the Company continued to ramp up production at the TLP mine while developing over 6,400m of horizontal tunnels for mining and underground drilling purpose. The Company also completed 9,700m of underground drilling during the quarter.

HPG Mine

In Q2 2013, the Company began construction of a 400m shaft in the HPG mine to support a future increase in ore production. The Company also developed over 3,200m of decline and horizontal tunnels and completed 4,300m of underground drilling.

Adoption of New Mining Method

At the Ying Mining District, the mining method has been comprised of 40% short-hole shrinkage and 60% resuing, with cut-off grades (before mining dilution) of 300 g/t silver-equivalent (“AgEq”) at the SGX (Ying) mine, and 150 g/t AgEq at the HPG, LM and TLP mines. The resuing method is more selective and is used to mine narrow veins under 0.7m, while the shrinkage method is used to mine wider stopes ranging from 0.8m to 3m.

With effect from October 2012, and following a reduction in the cut-off grades for the Ying Mining District Resource as per the 2012 NI 43-101 Technical Report prepared by AMC Consultants, the Company has started to gradually increase the use of the shrinkage method for mining. As such the mining width has been increased and the cut-off grades have been lowered to 150 g/t AgEq at the SGX (Ying) mine, and 110 g/t AgEq at HPG, LM and TLP mines.

The implementation of the new mining method will take place over the next 12 months and the Company expects to gradually increase the use of the shrinkage method at the Ying Mining District from 40% to 80% and reduce the use of the resuing method from 60% to 20%.

The expected benefits of the change in mining method are:

-	Lower cash mining cost per tonne - the short-hole shrinkage method have a cash mining cost of $32 per tonne compared to $75 per tonne for the resuing method.

-	Less development work required - due to the increase in mining stope width, less mine tunnel development work will be required to produce the same amount of ore.

-	Higher tonnage produced - as less tunnelling is required, this is expected to have a positive effect on hauling capacity and therefore allow for an increase in production.

-	Increase in operational efficiency - reducing the number of stopes required to produce the same amount of ore will result in a more focused and efficient mining operation.

It should be noted that the impact to overall head grades for the Ying Mining District following the adoption of the new mining method is currently unknown.

2.	GC Project, Guangdong Province, China

The Company continued to progress the development of the GC project.

As of September 30, 2012, 376m of the construction of the 618m main shaft was complete. The shaft is expected to reach its designed elevation of -370m in the first quarter of Fiscal 2015. The main access ramp is now 65% complete with a cumulative total of 1,447m of the 2,210m ramp having been developed as at the end of the quarter. In addition to the main access ramp, the Company has also been developing a 4,600m exploration ramp which will provide access to all known veins within a horizontal distance of 250m. As of September 30, 2012, 804m of the exploration ramp was completed.

As at the end of this quarter, all major equipment for the 1,600 t/d floatation mill, including the jaw crusher, cone crusher, ball mills and flotation cells, has been installed and is currently undergoing testing in anticipation of the commencement of production. Remaining work includes secondary concrete casting and installation of auxiliary power equipment. It is expected that the mill will be operational in third quarter of Fiscal 2013.

The construction of a 5.8 kilometre long, 110KV power line and a substation began in late July 2012. As of Q2 2013, the foundation work for 8 of the 13 power lines along with the substation’s building framework has been completed. The power line and substation are expected to be operational by the end of third quarter of Fiscal 2013.

As of Q2 2013, the Company successfully completed and passed a health and safety review of engineering designs for the tailings storage facilities as reported in the previous quarter. Accordingly, the construction of the dry stacking tailings storage facility has resumed and is expected to be complete by the end of the third quarter of Fiscal 2013.

The construction of a lab, administrative offices and dormitory facilities were completed as of Q2 2013.

Assuming a positive final approval to commence operations at GC from the local authorities, the Company continues to expect to be able to commence initial production at GC in early 2013, processing ore stockpiles and maintains its production guidance of 170,000 ounces of silver and 2.7 million pounds of lead and zinc for Fiscal 2013.

In Q2 2013, the Company completed 7,500m of diamond drilling using five underground drill rigs currently on site at the GC project. During the quarter, exploration, mine development, mill and facility construction expenditures at the GC project were $7.3 million, with development expenditure of the project now totalling $40 million as of the end this quarter.

3.	BYP Mine, Hunan Province, China

In Q2 2013, the Company released an update to the BYP mine NI 43-101 technical report, with indicated resources of 292,000 ounces of gold, 187 million pounds of lead and 408 million pounds of zinc.

As of Q2 2013, the Company had completed the excavation work for a 265m deep shaft that will facilitate the mining of the #3 gold mineralization body and the #5 zinc and lead ore body. The installation of shaft equipment and construction of the head frame is currently underway. In addition, the construction of a 1,500 t/d tailing-backfill facility is well underway and is expected to be completed in fourth quarter Fiscal 2013.

4.	X mines (“XBG and XHP projects”), Henan Province, China

At the XHP and XBG projects, construction of a 286m incline shaft and a 225m incline shaft, respectively, are underway with completion expected in the first quarter of Fiscal 2014. During the quarter, approximately 1,400m of tunneling and 6,300m of diamond drilling were also completed at the X mines.

The X mines will continue to focus on the executions of an exploration program that will include surface and underground mapping and systematic sampling, surface and underground diamond drilling, with the intention of defining a NI 43-101 compliant mineral resource. Exploration and mine development at the X mines will be partially supported from cash flows generated from limited tunneling ore and existing ore stockpiles.

5.	RZY Project, Qinghai Province, China

The RZY exploration permit is currently owned by the Qinghai Geological Survey Bureau, the non-controlling interest holder of Qinghai Found Mining Co. (“Qinghai Found”), an 82% owned-subsidiary of the Company. Pursuant to the joint-exploration agreement, Qinghai Found currently owns 67% of the mineral interest in the RZY project, and can acquire up to 82% interest by providing exploration funding of $4.8 million. Upon the completion of exploration funding, the exploration permit will be transferred to Qinghai Found. The Company expects to fund up to $32 million in exploration and capital expenditures for the RZY project.

In Q2 2013, the Company commenced its first diamond drilling program at the RZY project with five diamond drill holes and 833m of drilling completed.

6.	Silvertip Project, British Columbia, Canada

The Company is in the process of preparing a Small Mine Permit application to be submitted to the British Columbia Ministry of Energy and Mines. A Small Mine Permit will allow a 75,000 tonnes per year mining operation.

Myles Gao, P.Geo., President of Silvercorp, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this News Release.

CONFERENCE CALL AND WEBCAST INFORMATION
An investor conference call will be held on Wednesday, November 14, 2012 at 8 a.m. Pacific Time (11 a.m. Eastern Time) to discuss the results. Participants may join the call by dialing 1-877-240-9772 toll-free or 1-416-340-8527 for calls outside Canada and the U.S.

A live webcast of the conference call, together with supporting presentation slides will be available on the home page of the Company's website, www.silvercorp.ca. The webcast will be archived and available on the Company’s website for up to one year.

An audio replay will be available until November 21, 2012 by calling 1-800-408-3053 toll free or 1-905-694-9451 for calls outside Canada and the U.S. and entering pass code 5953693.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in early 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of small-scale projects with resource potential and self-fund the growth of those assets. For more information, please visit our website at www.silvercorp.ca.

For further information

Jonathan Hackshaw
Director, Investor Relations

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2012 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Unaudited Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	September 30, 2012	March 31, 2012
ASSETS
Current Assets
Cash and cash equivalents	$89,334	$109,960
Short-term investments	47,236	44,551
Accounts receivable	3,197	12,904
Inventories	7,665	7,006
Due from related parties	369	679
Prepaids and deposits	5,640	5,210
	153,441	180,310
Non-current Assets
Long term prepaids and deposits	5,786	6,015
Investment in an associate	16,534	15,872
Other investments	42,300	45,757
Plant and equipment	80,992	68,788
Mineral rights and properties	288,123	258,521
Deferred income tax assets	-	171
TOTAL ASSETS	$587,176	$575,434

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$26,738	$23,590
Deposits received	7,255	7,268
Dividends payable	4,339	4,271
Income tax payable	3,141	5,082
	41,473	40,211
Non-current Liabilities
Deferred income tax liabilities	22,509	19,991
Environmental rehabilitation	4,467	4,400
Total Liabilities	68,449	64,602

Equity
Share capital	232,843	232,678
Contributed surplus	7,108	5,552
Reserves	24,717	24,717
Accumulated other comprehensive income	24,198	25,285
Retained earnings	152,715	145,580
Total equity attributable to the equity holders of the Company	441,581	433,812

Non-controlling interests	77,146	77,020
Total Equity	518,727	510,832

TOTAL LIABILITIES AND EQUITY	$587,176	$575,434

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Income
(Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended September 30,		Six Months Ended September 30,
	2012	2011	2012	2011

Sales	$45,209	$62,055	$89,758	$131,774
Cost of sales	16,446	14,435	35,440	28,494
Gross profit	28,763	47,620	54,318	103,280

General and administrative	6,191	7,456	13,037	12,401
General exploration and property investigation	887	1,209	1,853	3,001
Other taxes	842	1,039	1,648	2,177
Foreign exchange loss (gain)	1,142	(1,284)	365	(760)
Loss on disposal of plant and equipment	5	171	25	253
Income from operations	19,696	39,029	37,390	86,208

Share of gain (loss) in an associate	(182)	116	(189)	92
Write down of inventories	(348)	-	(348)	-
Gain (loss) on investments	693	(670)	(593)	(1,829)
Other income	93	126	168	301
Income before finance items and income taxes	19,952	38,601	36,428	84,772

Finance income	851	1,110	1,842	1,780
Finance costs	(23)	(23)	(45)	(46)
Income before income taxes	20,780	39,688	38,225	86,506

Income tax expense	7,277	13,786	15,204	26,360
Net income	$13,503	$25,902	$23,021	$60,146

Attributable to:
Equity holders of the Company	$9,500	$18,471	$15,614	$44,113
Non-controlling interests	4,003	7,431	7,407	16,033
	$13,503	$25,902	$23,021	$60,146
Earnings per share attributable to the equity holders of the Company
Basic earnings per share	$0.06	$0.11	$0.09	$0.25
Diluted earnings per share	$0.06	$0.11	$0.09	$0.25
Weighted Average Number of Shares Outstanding - Basic	170,719,933	173,664,959	170,706,702	174,343,192
Weighted Average Number of Shares Outstanding - Diluted	171,062,715	174,282,790	171,072,838	175,122,557

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Cash Flow
(Expressed in thousands of U.S. dollars)

	Three Months Ended September 30,		Six Months Ended September 30,
	2012	2011	2012	2011
Cash provided by
Operating activities
Net income	$13,503	$25,902	$23,021	$60,146
Add (deduct) items not affecting cash:
Accretion of environmental rehabilitation	23	23	45	46
Depreciation, amortization and depletion	3,114	3,294	7,190	5,881
Share of loss (gain) in an associate	182	(116)	189	(92)
Write down of inventories	348	-	348	-
Deferred income tax expense	129	4,379	3,113	5,507
Loss (gain) on investments	(693)	670	593	1,829
Loss on disposal of plant and equipment	5	171	25	253
Stock-based compensation	872	841	1,608	1,619
Changes in non-cash operating working capital	6,434	15	7,037	(6,075)
Net cash provided by operating activities	23,917	35,179	43,169	69,114

Investing activities
Mineral rights and properties
Capital expenditures	(14,097)	(7,326)	(26,413)	(13,701)
Plant and equipment
Additions	(5,328)	(6,018)	(13,485)	(10,150)
Investments
Acquisition	(80)	-	(595)	(1,020)
Net purchases of short-term investments	12,457	12,813	(2,355)	7,820
Acquisition of Zhongxing/Chuanxin (net of cash acquired, $20)	-	(3,403)	-	(3,403)
Prepayments to acquire mineral property, plant and equipment	(2,629)	(19,989)	(4,100)	(21,095)
Net cash used in investing activities	(9,677)	(23,923)	(46,948)	(41,549)

Financing activities
Net repayment from (advance to) related parties	253	(11,113)	310	(12,290)
Non-controlling interests
Contribution	-	578	-	5,158
Distribution	(7,388)	-	(7,388)	-
Cash dividends distributed	(4,220)	(3,705)	(8,525)	(7,305)
Share capital
Proceeds from issuance of common shares	19	61	113	951
Normal course issuer bid	-	(35,380)	-	(35,380)
Net cash used in financing activities	(11,336)	(49,559)	(15,490)	(48,866)
Effect of exchange rate changes on cash and cash equivalents	2,775	(3,330)	(1,357)	(1,880)
Increase (decrease) in cash and cash equivalents	5,679	(41,633)	(20,626)	(23,181)
Cash and cash equivalents, beginning of the period	83,655	165,676	109,960	147,224
Cash and cash equivalents, end of the period	$89,334	$124,043	$89,334	$124,043

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Three months ended September 30, 2012
	Ying Mining
	District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,442	-		-	2,442
Stockpiled Ore (tonne)	203,369	7,995	*	26,641	238,005
	205,811	7,995		26,641	240,447
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,442	-		-	2,442
Ore Milled (tonne)	200,728	27,473		18,564	246,765
	203,170	27,473		18,564	249,207
Mining cost per tonne of ore mined ($)	62.56	-		61.24	62.41
Cash mining cost per tonne of ore mined ($)	53.27	-		25.71	50.11
Non cash mining cost per tonne of ore mined ($)	9.29	-		35.54	12.30
Unit shipping costs($)	3.73	-		-	3.30
Milling cost per tonne of ore milled ($)	13.84	-		17.03	14.11
Cash milling cost per tonne of ore milled ($)	12.12	-		15.50	12.40
Non cash milling cost per tonne of ore milled ($)	1.72	-		1.53	1.70
Average Production Cost
Silver ($ per ounce)	8.21	-		-	8.21
Gold ($ per ounce)	366	-		769	404
Lead ($ per pound)	0.28	-		-	0.28
Zinc ($ per pound)	0.22	-		-	0.22
Total production cost per ounce of Silver ($)	1.05	-			1.05
Total cash cost per ounce of Silver ($)	(0.74)	-			(0.74)
Total production cost per ounce of Gold ($)				769	769
Total cash cost per ounce of Gold ($)				361	361
Total Recovery of the Run of Mine Ore
Silver (%)	92.7	-			92.7
Gold (%)				94.1	94.1
Lead (%)	94.3	-			94.3
Zinc (%)	69.6	-		-	69.6
Head Grades of Run of Mine Ore
Silver (gram/tonne)	224	-			224
Gold (gram/tonne)				3.3	3.3
Lead (%)	3.4	-			3.4
Zinc (%)	1.2	-		-	1.2
Sales Data
Metal Sales
Silver (in thousands of ounces)	1,277	9	*	-	1,286
Gold (in thousands of ounces)	1.3	-		1.2	2.5
Lead (in thousands of pounds)	13,403	494	*	-	13,897
Zinc (in thousands of pounds)	3,412	111	*	-	3,523
Metal Sales
Silver (in thousands of $)	29,561	-		-	29,561
Gold (in thousands of $)	1,275	-		1,480	2,755
Lead (in thousands of $)	10,749	-		-	10,749
Zinc (in thousands of $)	2,144	-		-	2,144
	43,729	-		1,480	45,209
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	23.15	-		-	23.15
Gold ($ per ounce)	1,030	-		1,220	1,111
Lead ($ per pound)	0.80	-		-	0.80
Zinc ($ per pound)	0.63	-		-	0.63

1 Ying Mining District includes mines: SGX (Ying), TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at XHP Project.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended September 30, 2011
	Ying Mining
	District[1]	X Mines[2]	BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,579	-	-	2,579
Stockpiled Ore (tonne)	179,963	-	24,754	204,717
	182,542	-	24,754	207,296
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,579	-	-	2,579
Ore Milled (tonne)	177,585	-	19,813	197,398
	180,164	-	19,813	199,977
Mining cost per tonne of ore mined ($)	57.23	-	44.11	55.66
Cash mining cost per tonne of ore mined ($)	45.74	-	16.95	42.30
Non cash mining cost per tonne of ore mined ($)	11.49	-	27.16	13.36
Unit shipping costs($)	3.78	-	-	3.33
Milling cost per tonne of ore milled ($)	15.03	-	12.53	14.78
Cash milling cost per tonne of ore milled ($)	13.48	-	11.87	13.32
Non cash milling cost per tonne of ore milled ($)	1.54	-	0.66	1.45
Average Production Cost
Silver ($ per ounce)	7.09	-	-	7.09
Gold ($ per ounce)	270	-	599	305
Lead ($ per pound)	0.20	-	-	0.20
Zinc ($ per pound)	0.15	-	-	0.15
Total production cost per ounce of Silver ($)	(2.74)	-		(2.74)
Total cash cost per ounce of Silver ($)	(4.55)	-		(4.55)
Total production cost per ounce of Gold ($)			599	599
Total cash cost per ounce of Gold ($)			276	276
Total Recovery of the Run of Mine Ore
Silver (%)	92.1	-		92.1
Gold (%)		-	89.1	89.1
Lead (%)	94.7	-		94.7
Zinc ( %)	75.1	-	-	75.1
Head Grades of Run of Mine Ore
Silver (gram/tonne)	271	-		271
Gold (gram/tonne)		-	3.3	3.3
Lead (%)	4.6	-		4.6
Zinc (%)	1.2	-	-	1.2
Sales Data
Metal Sales
Silver (in thousands of ounces)	1,396	-	-	1,396
Gold (in thousands of ounces)	0.9	-	1.6	2.5
Lead (in thousands of pounds)	16,520	-	-	16,520
Zinc (in thousands of pounds)	3,236	-	-	3,236
Metal Sales
Silver (in thousands of $)	42,535	-	-	42,535
Gold (in thousands of $)	1,081	-	2,220	3,301
Lead (in thousands of $)	14,145	-	-	14,145
Zinc (in thousands of $)	2,074	-	-	2,074
	59,835	-	2,220	62,055
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	30.48	-	-	30.48
Gold ($ per ounce)	1,198	-	1,376	1,313
Lead ($ per pound)	0.86	-	-	0.86
Zinc ($ per pound)	0.64	-	-	0.64

1 Ying Mining District includes mines: SGX (Ying), TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Six months ended September 30, 2012
	Ying Mining
	District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	4,693	-		-	4,693
Stockpiled Ore (tonne)	382,136	10,377	*	54,201	446,714
	386,829	10,377		54,201	451,407
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	4,693	-		-	4,693
Ore Milled (tonne)	384,932	31,084		45,163	461,179
	389,625	31,084		45,163	465,872
Mining cost per tonne of ore mined ($)	65.58	-		54.38	64.20
Cash mining cost per tonne of ore mined ($)	54.30	-		23.30	50.49
Non cash mining cost per tonne of ore mined ($)	11.28	-		31.08	13.71
Unit shipping costs($)	3.79	-		-	3.32
Milling cost per tonne of ore milled ($)	14.90	-		15.61	14.97
Cash milling cost per tonne of ore milled ($)	13.10	-		14.36	13.23
Non cash milling cost per tonne of ore milled ($)	1.79	-		1.25	1.74
Average Production Cost
Silver ($ per ounce)	8.77	-		-	8.77
Gold ($ per ounce)	434	-		932	469
Lead ($ per pound)	0.31	-		-	0.31
Zinc ($ per pound)	0.24	-		-	0.24
Total production cost per ounce of Silver ($)	1.75	-			1.75
Total cash cost per ounce of Silver ($)	(0.31)	-			(0.31)
Total production cost per ounce of Gold ($)				932	932
Total cash cost per ounce of Gold ($)				488	488
Total Recovery of the Run of Mine Ore
Silver (%)	92.2	-			92.2
Gold (%)	-	-		91.7	91.7
Lead (%)	94.1	-			94.1
Zinc (%)	66.5	-		-	66.5
Head Grades of Run of Mine Ore
Silver (gram/tonne)	226	-			226
Gold (gram/tonne)	-	-		2.8	2.8
Lead (%)	3.5	-			3.5
Zinc (%)	1.2	-		-	1.2
Sales Data
Metal Sales
Silver (in thousands of ounces)	2,500	10	*	-	2,510
Gold (in thousands of ounces)	2.1	0.1	*	2.9	5.1
Lead (in thousands of pounds)	27,116	525	*	-	27,641
Zinc (in thousands of pounds)	6,386	111	*	-	6,497
Metal Sales
Silver (in thousands of $)	57,690	-		-	57,690
Gold (in thousands of $)	2,362	-		3,732	6,094
Lead (in thousands of $)	21,932	-		-	21,932
Zinc (in thousands of $)	4,042	-		-	4,042
	86,026	-		3,732	89,758
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	23.07	-		-	23.07
Gold ($ per ounce)	1,142	-		1,271	1,187
Lead ($ per pound)	0.81	-		-	0.81
Zinc ($ per pound)	0.63	-		-	0.63

1 Ying Mining District includes mines: SGX (Ying), TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at XHP Project.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Six months ended September 30, 2011
	Ying Mining
	District[1]	X Mines[2]	BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	5,686	-	-	5,686
Stockpiled Ore (tonne)	347,061	-	33,667	380,728
	352,747	-	33,667	386,414
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	5,687	-	-	5,687
Ore Milled (tonne)	349,404	-	27,777	377,181
	355,091	-	27,777	382,868
Mining cost per tonne of ore mined ($)	58.57	-	32.71	56.32
Cash mining cost per tonne of ore mined ($)	47.15	-	12.46	44.13
Non cash mining cost per tonne of ore mined ($)	11.42	-	20.25	12.19
Unit shipping costs($)	3.80	-	-	3.47
Milling cost per tonne of ore milled ($)	14.33	-	15.05	14.38
Cash milling cost per tonne of ore milled ($)	12.78	-	14.35	12.89
Non cash milling cost per tonne of ore milled ($)	1.55	-	0.70	1.49
Average Production Cost
Silver ($ per ounce)	6.53	-	-	6.53
Gold ($ per ounce)	257	-	513	268
Lead ($ per pound)	0.19	-	-	0.19
Zinc ($ per pound)	0.13	-	-	0.13
Total production cost per ounce of Silver ($)	(3.75)	-		(3.75)
Total cash cost per ounce of Silver ($)	(5.39)	-		(5.39)
Total production cost per ounce of Gold ($)			513	513
Total cash cost per ounce of Gold ($)			276	276
Total Recovery of the Run of Mine Ore
Silver (%)	91.7	-		91.7
Gold (%)		-	86.7	86.7
Lead (%)	94.7	-		94.7
Zinc ( %)	73.9	-	-	73.9
Head Grades of Run of Mine Ore
Silver (gram/tonne)	287	-		287
Gold (gram/tonne)		-	2.9	2.9
Lead (%)	5.0	-		5.0
Zinc (%)	1.4	-	-	1.4
Sales Data
Metal Sales
Silver (in thousands of ounces)	2,988	-	-	2,988
Gold (in thousands of ounces)	1.7	-	2.2	3.9
Lead (in thousands of pounds)	37,142	-	-	37,142
Zinc (in thousands of pounds)	7,339	-	-	7,339
Metal Sales
Silver (in thousands of $)	90,291	-	-	90,291
Gold (in thousands of $)	1,923	-	2,909	4,832
Lead (in thousands of $)	32,081	-	-	32,081
Zinc (in thousands of $)	4,570	-	-	4,570
	128,865	-	2,909	131,774
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	30.22	-		30.22
Gold ($ per ounce)	1,130	-	1,321	1,237
Lead ($ per pound)	0.86	-		0.86
Zinc ($ per pound)	0.62	-	-	0.62

1 Ying Mining District includes mines: SGX (Ying), TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.